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                             September 16, 2020

       Joseph Hernandez
       Chief Executive Officer
       Blue Water Acquisition Corp.
       15 E. Putnam Avenue, Suite 363
       Greenwich, CT 06830

                                                        Re: Blue Water
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2020
                                                            File No. 333-248569

       Dear Mr. Hernandez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 3, 2020

       Our Amended and Restated Certificate of Incorporation, page 53

   1. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any
duty or liability created by the Exchange Act. Please ensure that the exclusive forum
provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions arising under
the Exchange Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Joseph Hernandez
Blue Water Acquisition Corp.
September 16, 2020
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andi Carpenter, Staff Accountant at (202) 551-3645 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJoseph Hernandez                           Sincerely,
Comapany NameBlue Water Acquisition Corp.
                                                             Division of
Corporation Finance
September 16, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName